Exhibit 99.1

HeadHunter Group PLC Announces the Dividend Payment Date

MOSCOW, Russia, August 24, 2020 — HeadHunter Group PLC (Nasdaq: HHR) (the “Company”) is pleased to announce its Board of Directors has resolved to pay a previously announced interim dividend of $0.50 per share, or approximately $25 million, representing approximately 75% of our Adjusted Net Income(1) for the year ended December 31, 2019, on or before September 10, 2020.

The Company originally announced this interim dividend on March 13, 2020. Subsequently, on April 15, 2020, the Company announced the deferral of this dividend payment until further notice due to the uncertainties over the impact of the COVID-19 pandemic on its business. However, recently the Company has seen an improvement in business sentiment and recoveries in key operating and financial metrics. In addition, on August 24, 2020, the Company entered into a new credit facility agreement with VTB Bank (PJSC) to extend the ultimate maturity of its debt under the facility from October 2022 to June 2025. Taking these facts into account, the Company’s Board of Directors has concluded that the Company is now well positioned to set the payment date for the previously deferred interim dividend.

The previously announced dividend record date of March 27, 2020 will remain unchanged.

Contacts:

Investor Inquiries

Roman Safiyulin

E-mail: r.safiyulin@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could

(1)  Adjusted Net Income is a non-IFRS financial measure used by our management to monitor the underlying performance of the business and its operations. We define Adjusted Net Income as net income (loss) plus: (1) transaction costs related to business combinations; (2) (gain)/loss on the disposal of subsidiary; (3) transaction costs related to the disposal of subsidiary; (4) expenses related to equity-settled awards, including related social taxes; (5) IPO-related costs and other financing and transactional costs; (6) insurance expenses related to IPO; (7) (income) from the depositary; (8) one-off litigation settlement and related legal costs; (9) share of (profit)/loss of equity-accounted investees; (10) amortization of intangible assets recognized upon the acquisition by HeadHunter Group PLC of the outstanding equity interests of HeadHunter FSU Limited from Mail.Ru Group Limited; (11) the tax effect of the adjustment described in (10); (12) (gain)/loss related to the remeasurement and expiration of a tax indemnification asset.

cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Form 20-F filed with the SEC on March 13, 2020 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.